
investor


06010504

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

January 19, 2006

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure


investor

82-34698

Year-End Report for 2005

Important events in the fourth quarter

- Investor's net asset value continued to increase in the fourth quarter, consolidating 2005 as a very good year. The net asset value rose by SEK 42 bn. (46%) and the total return to shareholders was 68 percent for the year.
- Shares worth SEK 2.0 bn were redeemed in Gambro's redemption program.
- 3 Scandinavia had 461,000 subscribers on December 31, 2005. As of this report, Investor will account for 3 as the sum of Investor's share of 3's shareholders' equity (in accordance with the equity method) and Investor's loans to 3. The sum totaled SEK 843 m. at year-end.
- As of this year-end report, Investor's performance is being reported on the basis of the following new business area structure: Core Investments, Private Equity Investments, Operating Investments, and Financial Investments.
- Investor's private equity investments have reached a level of maturity in recent years and the share of unlisted assets has increased. Investor's board has therefore decided to renew its distribution policy.

Financial information

- The net asset value amounted to SEK 134,180 m. (SEK 175 per share) on December 31, 2005, as against SEK 92,086 m. (SEK 120 per share) at year-end 2004.
- Consolidated net income (in accordance with IFRS) totaled SEK 43,858 m. in 2005 (SEK 57.15 per share), as against SEK 8,745 m. in 2004 (SEK 11.39 per share).
- Core Investments had an impact of SEK 39,427 m. on net income for the year (9,416). All core investments had a positive effect. AstraZeneca, Atlas Copco and ABB had the biggest impact: SEK 8,650 m., SEK 8,192 m. and SEK 6,886 m., respectively.
- Private Equity Investments had a positive effect of SEK 6,022 m. on net income for 2005 (970).
- The total return on Investor shares for the full year 2005 was 68 percent (25), of which 15 percent was in the fourth quarter (9). The average total return has been 17 percent over the past 20 years.
- The proposed dividend to shareholders is SEK 3.50 per share (2.25).

INVESTOR'S KEY FIGURES

		12/31 2005		12/31 2004
Assets, SEK m.		134 403		108 168
Net debt, SEK m.		-223		-16 082
Net asset value (equity), SEK m.		134 180		92 086
Net asset value (equity), SEK/share		175		120
Development during the year/quarter	*1/1-12/31 2005*	*1/1-12/31 2004*	*1/10-12/31 2005*	*1/10-12/31 2004*
Net income, SEK m.	43 858	8 745	12 297	-1 431
Net income, SEK/share	57.15	11.39	16.03	-1.86


Trend of net asset value
SEK bn
180
145
110
95 96 97 98 99 00 01 02 03 04 05
Net asset value including reinvested dividends
Net asset value

2005 was an outstanding year for Investor



2005 was a year when our holdings made substantial progress and we had a high level of business activity. During the year our net asset value increased by SEK 42 bn., or 46 percent. We took advantage of strong financial markets to make successful exits within our Private Equity Investments and some partial divestments within our Core Investments. All in all, we realized a significant positive cash flow and we ended the year with a marginal net debt position.

Value-creating plan for Core Investments

Our Core Investments developed strongly during 2005, rewarding the companies for the improvements made over the last few years and fueled by a strong underlying business cycle. However, there are always opportunities for improvement as we strive to make or keep our holdings best-in-class. To guide our work, we develop a value-creating plan for each holding. The plan is the starting point for our work with each company and typically includes operational benchmarking, evaluation of organic growth opportunities, industry restructuring opportunities and capital structure alternatives. We continually evaluate each company's activities, as well as the achievements of their management and board, in relation to the plan.

Optimizing the capital structure is a vital component in our value-creating plan. We must always ensure that companies have the appropriate balance sheet resources for profitable growth over the next three to five years, while avoiding becoming overcapitalized. Atlas Copco and Gambro are examples of companies that have redistributed substantial capital to shareholders during the past year.

Important to link incentives to company performance and shareholders' interests

As owners and developers of businesses, we depend on attracting and retaining top executive talent. Our network, well established around the globe, is a unique asset in these efforts. But we also need to offer attractive compensation packages. The right people with the right incentives are an effective instrument for ensuring that companies develop in the best possible way. I remain convinced that employee compensation must be linked to the company's long-term share price performance since this is the best measurement of value creation and ensures the alignment of management's interests with those of shareholders. Having good incentive systems in our holdings is thus vital for Investor and our shareholders.

Strong cash flow from Private Equity Investments

Our Private Equity Investments (EQT, Investor Capital Partners and Investor Growth Capital) contributed SEK 6 bn. to the growth in NAV during the year. We have been able to generate gross proceeds from realizations of SEK 14 bn. over the past two years, of which SEK 9 bn. in 2005. Due to the divestiture programs, we have fewer companies in exit stage and consequently it is unlikely we will see similar levels of cash flow during 2006. In 2005, we have selectively invested in companies and thus continued to build a strong portfolio with attractive return potential for the future.

Positive outlook for 3 Scandinavia

After a strong finish in the last quarter of 2005, 3 Scandinavia reached 461,000 subscribers in Sweden and Denmark by year-end. This was lower than our expectations for the full year. According to market analysts, however, the company has by far the largest share of the 3G market in Sweden. 3 has continued to successfully develop its brand, build out its network and increase its service offerings. The business case for 3G is strong and we believe that over time more and more subscribers will migrate to mobile broadband to take advantage of the cost-efficient technology and greater bandwidth.

3 Scandinavia currently estimates that it will reach breakeven on a monthly basis (EBITDA after deducting all customer acquisition and retention costs) no later than 2008. Based on current estimates, total peak financing for the project is expected to be at the higher end of the earlier communicated range of SEK 20-25 bn. As an owner, we are carefully following 3's progress and the company's performance goals to ensure that we get the highest possible return on our investment. Future investments in 3 are expected to generate attractive returns.

As of this report, 3 Scandinavia will be part of our new Operating Investments business area and is being accounted for as an associated company according to the equity method, in which the value of 3 will consist of our share of 3's shareholders' equity and the shareholders' loans that we have granted to the company. We are now using the same accounting approach to 3 as our partner Hutchison Whampoa. As a consequence of this change, the value of 3 will be SEK 2.1 bn. lower than the value reported with the previous accounting method.

Foundation for continued value creation

With basically no net debt, Investor is well positioned financially which will allow us to take advantage of investment opportunities when they arise. Needless to say, investments will only be made when we believe attractive returns can be achieved. Our existing commitments to 3 Scandinavia (loan guarantees and equity commitments) and to our Private Equity Investments must be considered when looking at our net financial position.

During 2006 we intend to continue to review our mix of holdings and work with our investments so they remain or become best-in-class. We will follow our principle of being long-term in vision but relentlessly impatient in follow-up. With a strong portfolio, a new business-focused management group and a solid balance sheet, we will be able to continue to create competitive returns. This is a tradition that Investor has managed to maintain during its 90-year history and most recently by my predecessor Marcus Wallenberg.

Börje Ekholm

Development of the Group

Investor's positive performance continued during the fourth quarter with net income totaling SEK 12.3 bn. Net income for the full year 2005, including unrealized value appreciation, amounted to SEK 43.9 bn. Both Core Investments and Private Equity Investments contributed strongly to income for the year. Investor's net asset value rose from SEK 92.1 bn. to SEK 134.2 bn. during 2005. During the 12-month period, net debt was reduced from SEK 16.1 bn. to SEK 0.2 bn.

Read more on the Web: nav.investorab.com >>

Net asset value

On December 31, 2005, Investor's net asset value (equal to shareholders' equity) amounted to SEK 134,180 m. (92,086 at year-end 2004), corresponding to SEK 175 per share (120). The net asset value increased by 46 percent in 2005 (8). In the fourth quarter, the net asset value rose by SEK 12.3 bn. (-1.8), or 10 percent (-2).

Total assets by sector, 12/31 2005


Other 5%
Engineering 31%
Financial Services 16%
Healthcare 22%
Technology 26%

INVESTOR'S NET ASSET VALUE (SHAREHOLDERS' EQUITY)

	12/31 2005 SEK/ share	12/31 2005 SEK m.	12/31 2004 SEK/ share	12/31 2004 SEK m.
Core Investments	150	115 419	114	87 408
Private Equity Investments	20	15 478	18	13 896
Operating Investments	4	2 757	4	2 811
Financial Investments	2	1 380	1	788
Other assets and liabilities	-1	-631	4	3 265
Total assets	175	134 403	141	108 168
Net debt	0	-223	-21	-16 082
Net asset value (shareholders' equity)	175	134 180	120	92 086

New business area structure

In order to better describe the type of investments that Investor focuses on, the company's business activities are being reported on the basis of the following business area structure as of this year-end report: Core Investments, Private Equity Investments, Operating Investments and Financial Investments. The new structure better reflects Investor's operations and the designations for the business areas are clearer. Another objective of the new structure is to better support the external communication of Investor's business activities and portfolio composition.

Business area name	Type of company/operation	Type of ownership	Valuation principle	Previous name/ classification
Core Investments	Large publicly listed investments with a long ownership horizon	Leading minority ownership	Stock price	Core Holdings
Private Equity Investments	Growth capital and buyouts, primarily in unlisted companies. Ownership horizon: ~3-7 years	Minority ownership (IGC) and majority-owned (through EQT and Investor Capital Partners)	Stock price, multiple or third-party valuation	New Investments
Operating Investments	Medium-size to large companies with a medium-long ownership horizon, primarily unlisted holdings	Majority-owned investments or with significant influence	Share of shareholders' equity	Other Operations[1]
Financial Investments	Financial/non-strategic holdings/operations with a shorter ownership horizon	Minority ownership	Stock price or third-party evaluation	Other Holdings[2]

1) 3 Scandinavia previously belonged to the classification "Other Holdings".
2) Investor's active portfolio management activities previously belonged to the classification "Other Operations".

Trend of earnings

Consolidated net income totaled SEK 43,858 m. in 2005 (8,745), of which SEK 12,297 m. was in the fourth quarter (-1,431). Net income consisted mainly of increases in the value of holdings in Core Investments, such as AstraZeneca, Atlas Copco and ABB, and in EQT.

During the year, Core Investments impacted income by SEK 39,427 m. (9,416), Private Equity Investments by SEK 6,022 m. (970), Operating Investments by SEK -1,571 m. (-588) and Financial Investments by SEK 215 m. (71). The corresponding figures for the fourth quarter were SEK 11,135 m. (-1,781), SEK 1,590 m. (936),
SEK -387 m. (-335) and SEK 46 m. (39), respectively.

Trend of earnings, Group


SEK m
50 000
40 000
30 000
20 000
10 000
0
-10 000
2004
2005
Q4 2004
Q4 2005

TREND OF EARNINGS, INVESTOR GROUP

SEK m.	10/1-12/31 2005	1/1-12/31 2005	1/1-12/31 2004
Change in value	12 850	43 663	9 238
Dividends	25	2 415	1 710
Operating costs	-133	-475	-558[1]
Other income statement items	-445	-1 745	-1 645
Net income	12 297	43 858	8 745
Dividends paid	-	-1 726	-1 726
Other	-10	-38	-319
Change in net asset value	12 287	42 094	6 700

1) Including a restructuring cost of SEK 100 m.

See Segment Reporting, page 20, for a detailed presentation of each business area's development.

TOTAL ASSETS BY SECTOR AND BUSINESS AREA ON DECEMBER 31, 2005

SEK m.	Engineering	Technology	Healthcare	Financial Services	Other	Total
Core Investments	40 446	27 546	25 956	21 471		115 419
Private Equity Investments	1 595	6 374	2 913	242	4 354	15 478
Operating Investments		843			1 914	2 757
Financial Investments and Other		35			714	749
Total	42 041	34 798	28 869	21 713	6 982	134 403

Core Investments

All core investments had a positive impact on Investor's operating results in 2005. Their combined effect on income was SEK 39.4 bn. for the full year. The value of core investments continued to develop strongly in the fourth quarter and the effect was SEK 11.1 bn. on income. Gambro carried out a share redemption program in the fourth quarter that generated an additional capital inflow of SEK 2.0 bn. for Investor.

Read more on the Web: ch.investorab.com >>

Due to continuing strong demand, cost efficiency gains, anticipated positive currency effects and low interest rates, the majority of the core investments contributed positively to Investor's operating results in the fourth quarter. Core Investments had a combined total effect of just under SEK 40 bn. on income in 2005, corresponding to a return of 45 percent for the year.

Purchases and sales

In the fourth quarter, 1,643,300 B-shares in Atlas Copco were purchased for SEK 248 m. and 1,643,300 A-shares in Atlas Copco were sold for SEK 277 m.

Shares in core investments were purchased for SEK 1,157 m. for the full year 2005 (1,509). Shares were sold for SEK 10,570 m. (7,773). Realized gains on the sales (excluding redemption programs), calculated on the basis of historical acquisition costs, totaled SEK 3,636 m.

Events occurring earlier in the year

Shares were sold in AstraZeneca for SEK 3,489 m., in SEB for SEK 1,926 m., in ABB for SEK 1,713 m. and in Scania for SEK 550 m.

Shares in Electrolux were purchased for SEK 909 m. in the third quarter.

Ainax shares held by Investor were converted to Scania A-shares.

Share redemption programs

The redemption program in Gambro was completed in the fourth quarter and Investor sold redemption rights for SEK 1,986 m. In the second quarter, Atlas Copco carried out a share redemption program and Investor sold redemption rights for SEK 629 m. Redemption programs are included in sales for the period.

Dividends

Dividends from core investments totaled SEK 2,163 m. for the full year 2005 (1,574).

Earnings for the year

Core investments had an effect of SEK 39,427 m. on income in 2005 (9,416). All core investments had a positive impact on income during the year. AstraZeneca, Atlas Copco and ABB had the greatest effect with SEK 8,650 m., SEK 8,192 m. and SEK 6,886 m., respectively.

Impact of Core Investments on income, 1/1-12/31 2005


AstraZeneca
8 650
ABB
4 992
SEB
Gambro
1 527
Electrolux
1 316
SAAB
1 259
854
780
OMX
317
Costs -160
SEK m
1 000
3 000
5 000
7 000
9 000

In the fourth quarter, the effect on income was SEK 11,135 m. (-1,781). ABB and Atlas Copco had the greatest impact with SEK 3,369 m. and SEK 2,546 m., respectively.

TREND OF EARNINGS, CORE INVESTMENTS

SEK m.	1/10-12/31 2005	1/1-12/31 2005	1/1-12/31 2004
Change in value	11 175	37 424	8 007
Dividends	0	2 163	1 574
Operating costs	-40	-160	-165
Effect on income	11 135	39 427	9 416

Trend of earnings, Core Investments


SEK m.
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
-5 000
2004
2005
Q4 2004
Q4 2005

Overview of Core investments

SEK m.	Number of shares[1] 12/31 2005	Ownership Capital[2] (%) 12/31 2005	Ownership Votes[2] (%) 12/31 2005	Share of total assets (%) 12/31 2005	Market value SEK/share 12/31 2005	Market value, SEK m. 12/31 2005	Net purchases (+)/sales(-) SEK m. 2005	Share price perform-ance[3] 2005 (%)	Market value, SEK m. 12/31 2004
Engineering									
Atlas Copco	94 364 913	15.0	21.0	12	22	16 672	-658[4]	+77	9 421
ABB	166 330 142	8.0[5]	8.0[5]	10	17	12 766	-1 713	+106	7 593
Scania[6]	21 495 450	10.7	19.3	5	8	6 116	-550	+9	6 134
Electrolux	23 688 871	7.7	26.0	4	6	4 892	+909	+36	2 796
				31	53	40 446			25 944
Technology									
Ericsson	810 393 516	5.0	19.4	16	29	22 094		+28	17 305
Saab AB	21 611 925	19.8	38.0	3	5	3 674		+47	2 496
WM-data	70 265 500	16.3	29.3	1	2	1 778		+76	1 012
				20	36	27 546			20 813
Healthcare									
AstraZeneca	51 587 810	3.3[7]	3.3[7]	15	26	20 016	-3 489	+61	15 295
Gambro	68 468 225	19.9	26.3	4	7	5 940	-1 986[8]	-8	6 487
				19	33	25 956			21 782
Financial Services									
SEB	123 027 895	17.9	18.5	15	26	20 053	-1 926	+27	17 768
OMX	12 950 507	10.8	10.8	1	2	1 418		+29	1 101
				16	28	21 471			18 869
Total				86	150	115 419	-9 413		87 408

1) Holdings, including any shares on loan.
2) Calculated in accordance with the disclosure regulations of the Swedish Industry and Stock Exchange Committee (NBK), unless specified otherwise.
3) Most actively traded class of share. Stock price affected by any share redemption programs.
4) Refers to transactions in the fourth quarter and the sale of redemption rights in Atlas Copco's share redemption program.
5) Calculated in accordance with Swiss disclosure regulations.
6) Calculated on the basis of full dilution and excluding any repurchased shares. Calculated on the basis of the total number of outstanding shares before the cancellation of Scania shares (related to the acquisition of Ainax shares), Investor's holding is 16% of the votes and 9% of the capital.
7) Calculated in accordance with British disclosure regulations.
8) Refers to the sale of redemption rights in Gambro's share redemption program.

Private Equity Investments

In 2005, the business area had a total impact of SEK 6.0 bn. on income, of which SEK 1.6 bn. was in the fourth quarter. The result for the year was attributable primarily to a number of successful exits and value increases in mainly EQT's funds.

Read more on the Web. ni.investorab.com >>

The private equity market was very strong during the entire year and opportunities for exits were particularly attractive. Investor has focused on divestments in order to capitalize on this environment. A clear pattern during 2005 was that a large number of deals were made between financial players. Since the deal flow and opportunities for new investments were also strong for both buyout and venture transactions, a selective number of new investments were made.

Purchases and sales

A total of SEK 4,580 m. was invested during 2005 (1,818), of which SEK 515 m. was in the fourth quarter (314). The investments comprised new investments for SEK 3,596 m. (777) and follow-on investments for SEK 984 m. (1,041). Calculated in SEK, the majority of the investments were made through EQT's funds.

Holdings were sold for SEK 9,268 m. in 2005 (4,448), of which SEK 1,003 m. was in the fourth quarter (1,741). Realized capital gains on the divestments, calculated on the basis of historical acquisition values, totaled SEK 4,706 m. (859), of which SEK -126 m. was in the fourth quarter (704).

PURCHASES AND SALES, PRIVATE EQUITY INVESTMENTS

	2005	
	Purchases	Sales
EQT	3 097	5 658
Investor Growth Capital	1 479	3 606
Investor Capital Partners	4	4
Total	4 580	9 268

Private Equity Investments by geography, 12/31 2005


Asia 13%
Northern Europe 62%
United States 25%

NEW INVESTMENTS WITHIN PRIVATE EQUITY IN 2005

Investor Growth Capital

Company	*Operations*	*Country*
Axiomed	Artificial disk implant for patients with degenerative spine disease	U.S.
CardioOptics	Infrared visualization system for cardiology procedures	U.S.
ChinaCache	Server-based network to speed up downloading of web page content	China
Digital Check	Prepaid card service for purchasing on-line games and music	Japan
Doxa	Bioactive ceramics for orthopedics and odontology applications	Sweden
Innovative Micro Technology	Manufacturer of Micro-Electro Mechanical Systems (MEMS)	U.S.
LifeCell	Biologically-based products for repair and replacement of human tissue	U.S.
Mindjet	Software for visualizing and managing complex information	U.S.
Navini Networks	Vendor of broadband wireless access equipment	U.S.
Picolight	Optical transceivers	U.S.
Ruckus Wireless	Product providing voice, data and video over a WiFi network for triple play home market	U.S.
Santarus	Specialty pharma company focused on drugs for gastrointestinal diseases	U.S.
Sunny Group	Optical lenses, modules and products	China
Visiprise	Manufacturing management software	U.S.
Yuan Chuan	Radio advertising agency/radio station management	China

EQT's funds

Companies	*Operations*	*Country*
Aleris	Healthcare and senior care service provider	Sweden
Brandtex	Clothing company	Denmark
Carl Zeiss Vision	Ophthalmic lens products	Germany
ISS	Facility services company	Denmark
Munksjö	Decor and specialty papers	Sweden
Sanitec	Manufacturer of bathroom ceramics	Finland

Earnings for the year

Net income totaled SEK 6,022 m. in 2005 (970), of which SEK 1,590 m. was in the fourth quarter (936). Realized value increases in EQT and Investor Growth Capital, as well as unrealized value increases in EQT and Investor Capital Partners, were the main contributors to the strong performance in 2005. A stronger dollar and euro against the Swedish krona had a favorable impact on income, reversing part of earlier losses in 2003 and 2004, when currency movements had a substantial negative effect on results.

TREND OF EARNINGS, PRIVATE EQUITY INVESTMENTS

SEK m.	10/1-12/31 2005	1/1-12/31 2005	1/1-12/31 2004
Change in value (incl. dividends)			
EQT	1 473	4 794	1 124
Investor Growth Capital	174	945	71
Investor Capital Partners	-5	502	70
Operating costs	-52	-219	-295[1]
Effect on income	1 590	6 022	970

1) Including a restructuring cost of SEK 75 m.


Trend of earnings,
Private Equity Investments


SEK m.
6 000
5 000
4 000
3 000
2 000
1 000
0
-1000
2004
2005
Q4 2004
Q4 2005

During the period January 1, 1998 to December 31, 2005, the Private Equity Investments business area had an impact of SEK 9.0 bn. on income. During this period the average annualized return on realized investments met the targeted return requirement of 20 percent.

Net asset value

PRIVATE EQUITY INVESTMENTS BY UNIT

	12/31 2005 SEK/ share	12/31 2005 SEK m.	12/31 2004 SEK/ share	12/31 2004 SEK m.
EQT	10	7 791	7	5 492
Investor Growth Capital	8	6 372	10	7 612
Investor Capital Partners	2	1 315	1	792
Total	20	15 478	18	13 896

EQT's net asset value includes the market value of ComHem estimated on the basis of the agreed selling price for the holding. The sale is conditional on approval by the relevant competition authorities.


Private Equity investments by development stage
%
100
80
60
40
20
Funds (9%)
Early (5%)
Expansion (19%)
Mature (17%)
EQT's funds (50%)
2002
2003
2004
2005

PRIVATE EQUITY INVESTMENTS – 10 LARGEST LISTED HOLDINGS[1]

	Sector	Owner -ship (%)	Share price perform- ance 2005 (%)	Market value[2] (SEK m.) 12/31 2005	Market value[2] (SEK m.) 12/31 2004
Kyphon	H	1	58	153	467
ISTA	H	11	-38	150	238
Biotage	H	10[4]	24	92	68
Santarus	H	3	9[3]	60	-
LifeCell	H	1	87	60	7
Amkor	T	1	-16	56	56
Stepstone	T	4	80	41	33
Nilörn	O	13[4]	6	16	15
United Pacific	T	13	-25	15	16
CSMC	T	1	-26	13	14
Other, listed		-	-	1	674[5]
Total, listed				657	1 588

1) Purchases and sales were made in certain holdings during the year.
2) The market value is affected by currency effects.
3) Refers to share price development since the acquisition of the holding on August 17, 2005.
4) Calculated in accordance with the disclosure regulations of the Swedish Industry and Stock Exchange Committee (NBK).
5) Of which the main part refers to Tessera and Micronic.

Investor Growth Capital

Read more on the Web: www.investorgrowthcapital.com>>

The market for divestments continued to be strong in the venture capital industry and Investor Growth Capital completed a number of exits in the fourth quarter. Five new investments were also made in the last quarter. A total of 15 new investments were made in 2005: ten in the United States, three in China, one in Japan and one in Sweden.

Events occurring in the fourth quarter

New investments were made in CardioOptics, Digital Check, Doxa, Navini Networks and Yuan Chuan.

CadioOptics (Colorado, U.S.) has developed a novel infrared visualization system that can be used in a variety of cardiology procedures.

Digital Check is one of the largest one-stop settlement service providers in Japan for e-commerce merchants.

Doxa (Sweden) develops, manufactures and commercializes innovative products based on a unique technology platform of bioactive ceramics.

Navini Networks (Texas, U.S.) is a vendor of broadband wireless access equipment.

Yuan Chuan (China) is a Shanghai-based radio advertising agency that is transitioning into radio station management across China.

Carmeda (Sweden) was sold in its entirety and the holding in Kyphon was partially sold. An agreement was reach to divest Umetrics in late 2005 and the sale was completed in January 2006.

Events occurring earlier in the year

New investments were made in Axiomed, ChinaCache, Innovative Micro Technology, Mindjet, Picolight, Ruckus Wireless, Santarus, Sunny Group and Visiprise. Shares were also purchased in the Nasdaq-listed company LifeCell.

Axcan Pharma, Bredbandsbolaget, Digia, Entific, Micronic, Lycos Europe and Tessera were sold in their entirety. Holdings in ISTA, Kyphon, LifeCell and Stepstone were partially sold.

Sector exposure, Investor Growth Capital, 12/31 2005


Software 11%
Funds and other 28%
Semiconductors 9%
Communications 7%
Internet services 5%
Other IT 8%
Pharma/Biotechnology 17%
Medical devices 14%

EQT

Read more on the Web: www.eqt.se >>

The EQT funds, partly owned by Investor, were highly active in 2005. Six companies were acquired and seven were divested. In 2005, EQT also started the new EQT Opportunity Fund, which attracted significant interest among investors. The fund confirmed EQT's strong position as the leading player in the Northern European buyout market.

Events occurring in the fourth quarter

EQT III signed an agreement to sell ComHem. The valuation of ComHem has been based on the agreed selling price. The sale is conditional on approval by the relevant competition authorities.

EQT closed on its new EQT Opportunity Fund with commitments of approximately EUR 350 m. Investor, as the sponsor of the fund, contributed about 25 percent of the total capital commitments, or approximately EUR 87.5 m. EQT Opportunity is focused on investments in mid-sized companies with a sound underlying business but which also face problems requiring special expertise to resolve.

The EQT IV fund signed an agreement with DaimlerChrysler to buy MTU. Bewator (EQT Finland) and IHI (EQT III) were sold.

Events occurring earlier during the year

EQT IV bought Brandtex and Sanitec and finalized the acquisition of ISS.

EQT III acquired Carl Zeiss Vision, Munksjö and Aleris (previously ISS Health Care and Care Partner). The fund sold Dometic and Sirona.

EQT I sold Flexlink.

EQT Finland divested ADR-Haanpää.

OVERVIEW OF EQT'S FUNDS

SEK m.	Investor's share	Total capital commit-ment	Investor's share of capital commitment	Investor's share of invested capital[1]	Market value of Investor's remaining holdings	Holdings[3]
EQT I	18%	3 260	587	574	145	Duni
EQT II	18%	6 193	1 103	970	514	HemoCue, Findus, Tradex, Salcomp, Eldon
EQT III	32%	18 852	6 043	5 242	5 363	Duni, Plantasjen, Leybold, Symrise, Finn-Power, ComHem, VTI Technologies, ISS, Carl Zeiss, Aleris, Munksjö,
EQT IV	19%	23 565	4 395	1 574	1 507	ISS, Sanitec, Brandtex
EQT Opportunity	25%	3 299	841	-	-	-
EQT Denmark	18%	1 285	226	180	128	Contex, Nederman
EQT Finland	32%	619	196	196	2	-
EQT Mezzanine	17%	1 743	287	158	132	N/A
Total[2]	-	58 816	13 678	8 894	7 791	

1) Also includes capital invested in holdings that have already been sold.
2) The following rates were used to translate to SEK: DKK 1.26359 (EQT Denmark) EUR 9.42602 (EQT Finland, EQT III, EQT IV, EQT Mezzanine and EQT Opportunity).
3) Holdings can be jointly owned by two EQT funds.

Investor Capital Partners

Read more on the Web: www.investorcapitalpartners.com >>

The year 2005 was vibrant for Asian private equity with a strong inflow of fresh capital coming into the industry. For the buyout community, a large number of deals were transacted in 2005 and the prospects for the buyout market in the Greater China region remain attractive.

No additional investments or divestments were made in the fourth quarter by Investor Capital Partners.

The fund has two investments in the portfolio from earlier: Global Beauty and Memorex. The value of both holdings changed positively during 2005.

INVESTOR'S PRIVATE EQUITY INVESTMENTS

Private equity investments have been made since Investor was established in 1916 but were given their current modern shape and structure in the mid-1990s. The private equity activities generate high returns when exits are implemented, allow for increased diversification of the portfolio, synergies with the core investments and the possibility to discover important new technologies and new business trends early.

Investor conducts two different types of private equity investments: buyouts and venture capital. Buyout activities are conducted through funds partly owned by Investor: EQT and Investor Capital Partners. Venture capital activities are conducted by Investor Growth Capital, a wholly owned subsidiary. EQT, partly owned by Investor, has eight funds focused on companies in Northern Europe. Investor Capital Partners is focused on buyouts in Greater China, while Investor Growth Capital is active in the United States, Northern Europe and Asia.

Investments in private equity, which involve more risk by their nature, are made with the objective of realizing an average annualized return (IRR) of 20 percent.

Operating Investments

The Operating Investments business area mainly includes wholly owned companies or investments in businesses in which Investor has major strategic influence. 3 Scandinavia (Hi3G), The Grand Group and Investor's land and real estate holdings represent the three largest investments. At year-end 2005, 3 Scandinavia had 461,000 subscribers. As of this report, 3 is being reported as an associated company, in which Investor's share of 3's net operating result of SEK -1,508 m. is recognized in the income statement. The sum of Investor's share of 3's shareholders' equity and shareholders' loans to 3 comprise the value of 3. The sum totaled SEK 843 m. on December 31, 2005.

Read more on the Web. www.investorab.com >>

Operating Investments had an effect of SEK -1,571 m. on income for the year (-588), of which SEK -1,508 m. referred to 3. The business area had an impact of SEK -387 m. on income in the fourth quarter (-335).

OPERATING INVESTMENTS

	12/31 2005		12/31 2004	
	SEK/share	SEK m.	SEK/share	SEK m.
3 Scandinavia	1	843[1]	1	992
The Grand Group	2	1 505	2	1 425
Land and Real Estate	1	310	1	304
Other[2]	0	99	0	90
Total	4	2 757	4	2 811

1) Refers to Investor's share of 3's equity on 9/30 2005 after adjustments in the Investor Group and Investor's shareholders' loans to 3 totaling SEK 145 m. A total of SEK 2,966 m. has been invested.
2) Refers to Novare and the advisory companies in Private Equity.

3 Scandinavia (Hi3G)

Read more on the Web: www.tre.se >>

On December 31, 2005, 3 Scandinavia (Hi3G) had 461,000 subscribers in Sweden and Denmark, an increase from 417,000 on August 25, 2005. Average revenue per user (ARPU) declined slightly as an effect of price pressure on voice services. However, the non-voice share of ARPU and amount in SEK increased, indicating higher usage of data services.

KEY FIGURES ON DECEMBER 31, 2005

	Subscribers	ARPU (SEK)[1]	Non-voice ARPU (%)	Postpaid/ prepaid ratio
3 Scandinavia	461,000	383	16	78/22

1) Average revenue per user, based on the average over the past 12 months.

In the mobile market, voice services were subjected to price pressure during the year and the migration from 2G to 3G was slower than expected. As a consequence, 3 did not reach its goal for subscriber growth in 2005. Subscriber uptake increased in the fourth quarter after a period of slow growth in the first three quarters of the year. During the year, 3 won a number of prizes for its services (at the Swedish Mobile Gala and from "Mobil" magazine and Aftonbladet newspaper). In December, the Swedish National Post and Telecom Agency (PTS) also stated that 3 has the best 3G coverage in Sweden. Analysts estimate that 3 has more than 50 percent of the Swedish 3G market. The general opinion is that 3 has a very strong position in the 3G market.

3 Scandinavia aims to achieve EBITDA breakeven (after deducting all customer acquisition and retention costs) on a monthly basis by 2008 at the latest. 3's plans indicate that total financing needs for the project will be in the upper end of the earlier communicated range of SEK 20-25 bn.

Marcus Wallenberg will be appointed new chairman of 3 Scandinavia. Current chairman Björn Svedberg will remain on the board.

During 2005, Investor financed 3 for a total of SEK 1,340 m., of which SEK 460 m. was in the fourth quarter. On December 31, 2005, Investor had financed 3 for a total of SEK 2,966 m. The remaining financing need is initially expected to be in the form of equity contributions or shareholders' loans.

COMPANIES IN THE OPERATING INVESTMENTS BUSINESS AREA

In the Operating Investments business area, Investor usually has a controlling interest or large ownership stake and significant influence in the underlying investment. Consequently, Investor applies the equity method of accounting for holdings that are classified as associated companies. Holdings classified as subsidiaries are fully consolidated. Below is a table of selective key figures, before adjustments in the Investor Group, for the companies included in the Operating Investments business area.

KEY FIGURES FOR OPERATING INVESTMENTS 2005

SEK m.	Net sales	Operating result	Total assets
3 Scandinavia (all operations)[1]	2 680	-3 378	15 275
The Grand Group	355	-5	1 310
Novare Human Capital	26	1	28
Other[2]	379	61	1 877

1) Refers to the period 10/1 2004 – 9/30 2005.
2) The advisory companies in Private Equity and real estate operations.

Change in accounting method

As of this report, 3 is being accounted for in accordance with the principles for associated companies within the Operating Investments business area (equity method). In the accounting of associated companies, Investor's share of 3's net operating result is recognized in the income statement and Investor's share of 3's shareholders' equity is recognized in the balance sheet. 3's operating results and shareholders' equity have been adjusted in accordance with Investor's accounting and evaluation principles, notably accumulated deferred tax has been adjusted by SEK -669 m. (Investor's share). The total value of Investor's investment in 3 also includes shareholders' loans. See also "Accounting principles" on page 14.

INVESTOR'S REPORTING OF 3 SCANDINAVIA

12/31 2005	SEK m.
Total investment[1]	2 966
Accumulated result up to 2004	-615
Result 2005[2]	-1 508
Closing value of 3	843

1) Of which SEK 145 m. refers to shareholders' loans.
2) Refers to the period 1/1 2005 – 9/30 2005.

Events occurring earlier during the year

External loan financing was obtained in the second quarter when 3 Scandinavia secured a loan facility totaling SEK 10.5 bn. With this loan financing, Hi3G repaid SEK 4.2 bn. in outstanding loans to Investor. The facility is being guaranteed by Hi3G's owners, Hutchison Whampoa (60%) and Investor (40%). However, the guarantees can be withdrawn partially or in full during the term of the loan, provided that Hi3G fulfills certain financial goals.

The Grand Group

Read more on the Web: www.grandhotel.se >>

During the fourth quarter, the decision was made to launch the Change Grand Program, which involves a number of rebuilding and development projects at the Grand Hôtel in Stockholm.

Grand Hôtel noted a rising occupancy rate and improved average room prices during 2005.

The renovation and remodeling of Burmanska Palatset is on schedule and there is strong interest in the new hotel and conference offering.

The ongoing renovation program has limited Grand Hôtel's operating capacity and also resulted in a cost of SEK 12 m. (29) that was charged against income for the year, of which the greater part was in the fourth quarter.

The Grand Group's result after net financial items was SEK -5 m. in 2005 (-37), of which SEK -16 m. was in the fourth quarter (-20).

Events occurring earlier during the year

In accordance with an agreement, responsibility for the operations of Berns Salonger, Berns Hotel and China Teatern was transferred to London & Regional Properties on July 1, 2005.

In the second quarter, Investor provided SEK 100 m. in shareholder's contributions to The Grand Group.

Novare Human Capital

Read more on the Web: www.novare.se >>

To create a better platform for Novare Human Capital's development and attract the right personnel to the company, Investor, in consultation with Novare's management, will propose to Investor AB's Annual General Meeting that it approves the sale of 50 percent of Novare to Novare's management.

In the fourth quarter, Novare Human Capital opened Novare Asia in Hong Kong. The new company will focus on the search and recruitment of executives and specialists. Novare Asia will also offer advisory services in the human resources field.

In the fourth quarter, Novare Jobb opened a recruitment office in Malmö, Sweden.

Events occurring earlier in the year

Novare Act was formed to offer services in connection with change and development projects.

Alumni, a Swedish executive search company, acquired a 45-percent stake in Novare Jobb (previously a subsidiary of Novare Human Capital).

Financial Investments

The Financial Investments business area mainly comprises Investor's active portfolio management activities and the investment in the Rational Asset Management hedge fund (RAM). The business area had an effect of SEK 215 m. on income for the full year 2005. Approximately half of the positive result was attributable to active portfolio management.

Read more on the Web: www.grandhotel.se >>

Financial Investments had an effect of SEK 215 m. on income for the year (71), of which SEK 46 m. was in the fourth quarter (39).

FINANCIAL INVESTMENTS

	12/31 2005		12/31 2004	
	SEK/share	SEK m.	SEK/share	SEK m.
Fund investments	1	681	1	593
Active portfolio management	1	644	0	3
Other	0	55	0	192
Total	2	1 380	1	788

Active portfolio management

Active portfolio management activities generated net income of SEK 102 m. for the full year 2005 (12), of which SEK 19 m. was in the fourth quarter (14).

Active portfolio management activities had a long net position on December 31, 2005 amounting to SEK 644 m.

Fund investments

The hedge fund Rational Asset Management (RAM), in which Investor has been one of the investors since 2002, developed positively during the year and noted a 15-percent increase.

Consolidated net debt

Consolidated net debt was SEK 233 m. on December 31, 2005, as against SEK 16,082 m. at year-end 2004. The change in net debt was primarily attributable to proceeds from the sale of shares in several core investments and private equity investments and to 3 Scandinavia's repayment of loans.

Net financial items for the year totaled SEK 1 m. (-989). Net financial items include interest income of SEK 464 m. (433) and interest expenses totaling SEK -958 m. (-1,227). The remaining portion consists mainly of revaluations of loans, swaps and hedges for employee stock option and share programs.

Investor's net debt, as a percentage of total assets, was 0 percent on December 31, 2005, as against 15 percent at year-end 2004.

Consolidated net debt


SEK bn.
%
25
20
15
10
5
0
20
15
10
5
0
2003
2004
2005
Total net debt (left-hand scale)
Net debt/total assets (right-hand scale)

Cash, bank balances and short-term investments amounted to SEK 23,111 m. on December 31, 2005, as against SEK 12,128 m. at year-end 2004. The Group's loans totaled SEK 24,553 m. at year-end, as against SEK 28,821 m. on December 31, 2004.

During 2006-2008, outstanding loans in the nominal amount of SEK 8,174 m. are due.

Standard and Poor's credit rating for Investor has been AA- since 1997. In the first quarter of 2005, Moody's upgraded Investor's credit rating from A3/Prime-2 to A2/Prime-1. In the fourth quarter, Moody's upgraded Investor's A2 rating from stable to positive outlook.

Consolidated costs

Consolidated costs totaled SEK 475 m. in 2005 (458). Of the Group's reported costs for 2005, SEK 219 m. (220) was attributable to Private Equity Investments, which has a business model that involves a higher share of administrative costs than Investor's other business areas. The costs corresponded to 1.4 percent of the value of assets in the Private Equity Investments business area and 0.2 percent of the assets within other assets. The calculation of commitments within the framework for employee stock option programs and share programs resulted in additional costs of SEK 73 m. in the consolidated accounts for the year (18).

Parent Company

Share capital

Investor's share capital amounted to SEK 4,795 m. on December 31, 2005 (SEK 4,795 m. on December 31, 2004).

STRUCTURE OF SHARE CAPITAL

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186	45 548 418	59.4	12.8
Total	767 175 030	357 239 262	100.0	100.0

Income and investments

Income after financial items totaled SEK 6,520 m. for the full year 2005 (5,836), of which SEK 3,718 m. (5,532) consisted of realized results from holdings and write-downs.

During the year, SEK 4,540 m. was invested in financial fixed assets (1,736), of which SEK 2,189 m. in Group companies (40). Sales of financial fixed assets amounted to SEK 11,578 m. (8,574), of which SEK 400 m. (321) was attributable to holdings in Group companies.

Shareholders' equity amounted to SEK 61,341 m., compared with SEK 56,252 m. on December 31, 2004.

Investor shares

Read more on the Web: share.investorab.com >>

The total return(sum of share price changes and reinvested dividends) was 15 percent in the fourth quarter (9). The total return on Investor shares for the full year 2005 was 68 percent (25).

The average annualized total return on Investor shares has been 15 percent over the past ten-year period. The corresponding figure for the past 20-year period is 17 percent.



Average total return
%
70
60
50
40
30
20
10
0
Q4
1 year
5 years
10 years
20 years

The price of the Investor B-share was SEK 139.00 on December 31 2005, as against SEK 84.50 at year-end 2004.

Other

Distribution policy and proposed dividend

Investor's private equity investments have reached a level of maturity in recent years and the number of unlisted assets has grown. Investor AB's board has therefore decided to renew its former dividend policy, which was based primarily on the Core Investments business area, to comprise all of Investor's activities.

Renewed distribution policy

Investor AB's distribution policy is to declare dividends attributable to a high percentage of dividends received from Core Investments, as well as to make a distribution from other net assets corresponding to a yield in line with the equity market. Investor AB's goal is also to generate a steadily rising annual dividend.

Proposed dividend

The Board of Directors and the President propose a dividend to shareholders of SEK 3.50 per share for fiscal 2005 (2.25).

Repurchase of own shares

As in the past six years, the Board of Directors has decided to propose to the Annual General Meeting that it should extend the authorization of the board to decide on the repurchase of the company's shares. Under such mandate, the board would be given the opportunity until the next Annual General Meeting – provided they deem this appropriate – to decide on the repurchase of the company's shares. Repurchases can amount up to 10 percent of the total shares outstanding in Investor. Any repurchases may be effected over the stock exchange or through offerings to shareholders. It is also proposed that the board's mandate include the possibility to transfer repurchased shares. See also "Long-term incentive program" below.

This authorization to repurchase shares has existed since 2000. However, to date Investor has not utilized the possibility to buy back its own shares.

Annual General Meeting

The Annual General Meeting of Investor AB will be held at 3.00 p.m. on Tuesday, March 21, 2006, at Cirkus in Stockholm. Investor's audited Annual Report in Swedish will be made available at the company's headquarters at Arsenalsgatan 8C in Stockholm as of March 7, 2006.

Notification of participation in the Annual General Meeting can be given via Investor's website (www.investorab.com) or by phoning +46 8 611 2910.

Long-term incentive program

As in the previous year, the Board of Directors will propose a long-term incentive program for Investor's employees at the 2006 Annual General Meeting. It is proposed that the long-term incentive program be hedged as before through total return swaps or through the repurchase of the company's shares. The board's final proposal will be announced in the Notice of the Annual General Meeting.

Accounting principles

As of January 1, 2005, Investor's consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS). This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31 Consolidated Interim Financial Reporting. Comparative figures for 2004, including figures related to financial instruments that were reported in accordance with IAS 39, have been recalculated in accordance with IFRS. In several areas there is agreement between the accounting principles applied in Investor's most recent annual report (the recommendations of the Swedish Financial Accounting Standards Council) and IFRS. The following sections describe the accounting principles which are significant to Investor and have changed after the adoption of IFRS. Information about the effects of adopting IFRS in the fourth quarter is presented in Appendix 1 to this report.

Accounting and valuation of holdings

Subsidiaries

Companies that are defined as subsidiaries are consolidated in accordance with IAS 27 and IFRS 3.

Associated companies

Investor's main rule is that associated companies are reported as financial instruments in accordance with IAS 39 and IAS 28, page 1. In the Operating Investments business area, Investor normally has a controlling interest or large ownership stake in the underlying investment and is involved in the companies' business activities to a larger extent than in holdings in other business areas. As a consequence of this, the equity method is applied to investments in associated companies in the Operating Investments business area in accordance with IAS 28.

Other holdings

All other holdings are reported and valued as financial instruments in accordance with IAS 39. See also below.

Financial instruments

Equity-related investments

In accordance with IAS 39, equity-related investments are reported at fair value through profit and loss. Equity-related investments are valued as follows in accordance with IFRS:

Listed holdings

Listed holdings are valued on the basis of their share price (purchase price, if there is one quoted) on the closing date.

Unlisted holdings and fund holdings

Unlisted holdings are valued on the basis of the "International Private Equity and Venture Capital Valuation Guidelines" prepared and published jointly by the venture capital organizations EVCA, BVCA and AFIC.

For directly owned holdings (i.e. those owned directly by a company in the Investor Group), an overall evaluation is made to determine the valuation method that is appropriate for each specific holding. It is first taken into account whether a recent financing round or "arms length" transaction has been made, after which a valuation is made by applying relevant multiples to the holding's key ratios (for example, EBITDA), derived from a relevant sample of comparable companies, with deduction for individually determined adjustments as a consequence of, for example, the size difference between the company being valued and the sample of comparable companies. An assessment is then made of the above-mentioned methods to determine the one that best reflects the market value of the holding, and the holding is then valued according to that method. In those cases when other valuation methods better reflect the fair value of a holding, this value is used, which means that certain holdings are valued with methods other than the ones described above.

Unlisted holdings in funds are valued at Investor AB's share of the value that the fund manager reports for all unlisted holdings in the fund and is normally updated when a new valuation is received. If Investor AB's assessment is that the fund manager's valuation does not sufficiently take into account factors that affect the value of the underlying holdings, or if the valuation is considered to deviate considerably from IFRS principles, the value is adjusted. Listed holdings in funds are valued in the same way as listed holdings, as described above.

Liabilities

Investor AB uses derivatives to control the exposure of the debt portfolio against fluctuations in exchange rates and interest rates. Hedge accounting is applied to reflect this in the consolidated accounts in cases when a derivative and the underlying loan qualify for this in accordance with IAS 39. When loans and derivatives do not qualify for hedge accounting, loans are valued at the amortized cost and derivatives are reported at fair value through profit and loss.

Other financial instruments

Derivatives and short-term investments are reported at fair value through profit and loss.

Financial instruments other than those noted above are reported at the amortized cost.

Property, plant and equipment

In accordance with IAS 16, Investor AB's real estate properties are reported at fair value.

For property, plant and equipment, depreciation is based on the components in which the acquisition value is distributed over the components and depreciation is based on the useful life of each.

Share-based payment

Investor's employee stock option programs and share programs are reported in accordance with the regulations in IFRS 2 for share-based payments that are equity settled. A value for the program is estimated on the grant date which then comprises the basis for the cost that is distributed over the vesting period of the programs. Provisions for social security costs are reported on a continuous basis in accordance with URA 46 and are thus distributed in the same way as the cost for employee stock option and share programs.

Taxes

The valuation of assets and liabilities at fair value results in temporary differences when the fair value differs from the tax value. In accordance with IAS 12, a deferred tax liability, or a deferred tax receivable, is reported for temporary differences.

Deferred tax receivables resulting from temporary differences, or due to loss carry-forwards, are booked only to the extent to which it is probable that they can be realized against taxable profits within the near future.

Other

Changes in value

For items that were held in the balance sheet at the beginning and at the close of the period, the value change consists of the difference in value between these two dates. For items in the balance sheet that were realized during the period, the value change consists of the difference between the proceeds received and the value at the beginning of the period. For items in the balance sheet that were acquired during the period, the value change consists of the difference between the value at the close of the period and the acquisition cost.

Change in opening balances and adjustments of earlier periods

In connection with the changes to its business area structure, Investor has again reviewed its transition to IFRS. Since 3 Scandinavia is now classified as an operating investment, the equity method is now being used to account for the holding in accordance with IAS 28. 3 Scandinavia was previously accounted for as a financial instrument in accordance with IAS 39. Due to Investor's quick reporting system, it is impracticable to obtain reporting from 3 Scandinavia corresponding to the same reporting period as Investor's. Thus, when applying the equity method, 3 Scandinavia's financial reports are used with one quarter's delay. For further information, see also "Associated companies" above.

The renewed review has also resulted in corrections related to the reporting of employee stock options in accordance with IFRS 2 and URA 46, and to the debt portfolio which is reported in accordance with IAS 39. The effect of all corrections on income for 2004 amounts to SEK -527 m.

All comparative figures in this report have been recalculated in accordance with the new principles. See Investor's website, www.investorab.com, for detailed information about the corrections and the new opening balances for the IFRS transition.

Financial calendar 2006

March 21	Annual General Meeting
April 20	Interim Report, January-March
July 11	Interim Report, January-June
October 12	Interim Report, January-September

Stockholm, January 19, 2006

Börje Ekholm
President and Chief Executive Officer

For more information:

- Lars Wedenborn, Chief Financial Officer:
  +46 8 614 2141, +46 73 524 2141
  lars.wedenborn@investorab.com
- Fredrik Lindgren, Vice President, Corporate Communications:
  +46 8 614 2031, +46 73 524 2031
  fredrik.lindgren@investorab.com
- Oscar Stege Unger, Investor Relations Manager:
  +46 8 614 2059, +46 70 624 2059
  oscar.stege.unger@investorab.com

- Address:
  Investor AB (publ) (Org. No. 556013-8298)
  SE-103 32 Stockholm, Sweden
  Visiting address: Arsenalsgatan 8C
  Phone: +46 8 614 2000
  Fax: + 46 8 614 2150
  info@investorab.com

- Ticker codes:
  INVEB SS in Bloomberg
  INVEb.ST in Reuters
  W:ISBF in Datastream.

Consolidated Income Statement

SEK m.	2005 1/1-12/31	2004 1/1-12/31	2005 10/1-12/31	2004 10/1-12/31
Investing activities [1]				
Dividends	2 415	1 710	25	17
Value change	43 663	9 238	12 850	-716
Operating costs	-414	-416	-104	-107
Restructuring cost	-	-75	-	-
Net income - Investing activities	45 664	10 457	12 771	-806
Operating investments				
Net sales	659	707	165	206
Cost of goods and services sold	-714	-755	-195	-232
Operating costs	-8	-6	-3	-2
Shares of income of associated companies				
Net income - Operating investments	-63	-54	-33	-28
Groupwide operating costs	-53	-36	-26	-11
Cost of long-term incentive programs	-73	-18	-32	-5
Restructuring cost	-	-25	-	-
Operating income	45 475	10 324	12 680	-850
Net financial items	1	-989	128	-209
Income after financial items	45 476	9 335	12 808	-1 059
Tax on net income for the period	-110	-56	-157	-65
Net income for the year	45 366	9 279	12 651	-1 124

Attributable to:				
Equity holders of the Parent	43 842	8 736	12 298	-1 431
Minority interest	16	9	-1	0
Net income for the year	43 858	8 745	12 297	-1 431
Basic earnings per share, SEK	57.15	11.39	16.03	-1.86
Diluted earnings per share, SEK	57.02	11.37	15.98	-1,87

[1] Includes Core Investments, Private Equity Investments and Financial Investments

Consolidated Balance Sheet

SEK m.	2005 12/31	2004 12/31
Assets		
Tangible fixed assets	2 422	2 649
Shares and participations	133 058	103 016
Participations in associates	698	992
Receivables included in net debt	1 440	837
Other receivables	1 505	5 752
Cash, bank and short-term investments	23 111	12 128
Total assets	162 234	125 374
Shareholders' equity and liabilities		
Shareholders' equity	134 180	92 086
Pensions and similar commitments	221	226
Loans	24 553	28 821
Other liabilities	3 280	4 241
Total shareholders' equity and liabilities	162 234	125 374

NET DEBT

SEK m.	2005 12/31	2004 12/31
Cash, bank and short-term investments	23 111	12 128
Receivables included in net debt	1 440	837
Loans	-24 553	-28 821
Pensions and similar commitments	-221	-226
Total net debt	-223	-16 082

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

SEK m.	2005 1/1-12/31	2004 1/1-12/31
Opening balance as per balance sheet	92 086	49 039
Effect of change in accounting policy (IFRS)	-	36 347
Opening balance adjusted for change in accounting policy	92 086	85 386
Dividend to shareholders of the Parent Company	-1 726	-1 726
Effect of employee stock option programs	-32	14
Exchange rate differences, subsidiaries	34	-374
Exchange rate differences, associated companies	40	5
Exchange rate differences, minority	2	3
Dividend to minority	-9	-9
Revaluation reserve cash-flow hedge	-73	42
Net income for the year	43 840	8 745
Closing balance	134 162	92 086
Attributable to:		
Equity holders of the Parent	134 060	91 976
Minority interest	120	110
Total shareholders' equity	134 180	92 086

Consolidated Statement of Cash Flows

SEK m.	2005 1/1-12/31	2004 1/1-12/31
Cash flows from operating activities		
Core Investments		
Dividends received	2 163	1 574
Private Equity Investments		
Dividends received	225	40
Financial Investments		
Dividends received	40	75
Payments received	22 458	24 148
Payments made	-23 043	-24 012
Operating investments and operating costs		
Payments received	785	487
Payments made	-1 106	-1 290
Cash flows from operating activities before net interest income/expense and income taxes	**1 522**	**1 022**
Interest received/paid	-858	-864
Income taxes paid	-21	-183
Cash flows from operating activities	**643**	-25
Cash flows from investing activities		
Core Investments		
Acquisitions	-1 708	-1 509
Sales	11 121	7 733
Private Equity Investments		
Acquisitions, etc.	-4 905	-1 966
Sales	9 353	4 315
Financial Investments		
Acquisitions, etc.	-18	-216
Sales	315	696
Operating Investments		
Increase in long-term receivables	-1 660	-1 770
Decrease in long-term receivables	4 200	-
Change in short-term investments, net	-11 198	-2 767
Acquisitions of tangible fixed assets	-272	-505
Sales of tangible fixed assets	403	1
Cash flows from investing activities	5 631	4 012
Cash flows from financing activities		
Loans raised	-	1 199
Loans amortized	-4 766	-3 860
Dividends paid	-1 726	-1 726
Cash flows from financing activities	**-6 492**	**-4 387**
Cash flows for the year	-218	-400
Cash and cash equivalents, opening balance	4 414	4 859
Effect of exchange rate changes	24	-45
Cash and cash equivalents, closing balance	4 220	4 414

Segment reporting

PERFORMANCE BY BUSINESS AREA 1/1-12/31 2005

SEK m.	Core nvestments	Private Equity Investments	Financial Investments	Operating Investments	Investor groupwide	Total
Dividends	2 163	188	64			2 415
Value change	37 424	6 053	186 [1]			43 663
Other revenues and expenses				-55 [2]		-55
Operating costs	-160	-219	-35	-8	-53	-475
Cost of long-term incentive programs					-73	-73
Shares of income of associated companies				-1 508		-1 508
Operating income	39 427	6 022	215	-1 571	-126	43 967
Net financial items					1	1
Tax					-110	-110
Net Income for the year	39 427	6 022	215	-1 571	-235	43 858
Other					-38	-38
Dividends paid					-1 726	-1 726
Effect on net asset value	39 427	6 022	215	-1 571	-1 999	42 094
Net asset value by business area 12/31 2005						
Total assets	115 419	15 478	1 380	2 757	-631	134 403
Net debt					-223	-223
Total net asset value	115 419	15 478	1 380	2 757	-854	134 180

PERFORMANCE BY BUSINESS AREA 1/1-12/31 2004

SEK m.	Core nvestments	Private Equity Investments	Financial Investments	Operating Investments	Investor groupwide	Total
Dividends	1 574	61	75			1 710
Value change	8 007	1 204	27 [1]			9 238
Other revenues and expenses				-48 [2]		-48
Operating costs	-165	-220	-31	-6	-36	-458
Cost of long-term incentive programs					-18	-18
Restructuring cost		-75			-25	-100
Shares of income of associated companies				-534		-534
Operating income	9 416	970	71	-588	-79	9 790
Net financial items					-989	-989
Tax					-56	-56
Net Income for the period	9 416	970	71	-588	-1 124	8 745
Other		-292 [3]			-27	-319
Dividends paid					-1 726	-1 726
Effect on net asset value	9 416	678	71	-588	-2 877	6 700
Net asset value by business area 12/31 2004						
Total assets	87 408	13 896	788	2 811	3 265	108 168
Net debt					-16 082	-16 082
Total net asset value	87 408	13 896	788	2 811	-12 817	92 086

[1] Value change includes sales referring to active portfolio management amounting to SEK 22,674 m. (23,837).

[2] Net sales amounted to SEK 659 m. (707) and refer primarily to The Grand Group and EQT Partners.

[3] The amount refers to exchange rate differences on investments held by subsidiaries with another functional currency than SEK.
No exchange rate difference arises in 2005 due to the fact that the functional currency in these subsidiaries has been changed to SEK.
as per 1/1 2005.

Appendix 1 – Reconciliation of reporting in accordance with IFRS

In accordance with IFRS 1, this appendix presents a comparison of the balance sheet and income statement in accordance with previous accounting principles and IFRS for the comparative period in this report. See Investor's website, www.investorab.com, for further information about Investor's transition to reporting in accordance with IFRS and the opening balance and recalculated figures for previous quarters.

Consolidated income statement

SEK m.	Note	2004 1/1-12/31	*Adjust-ment IFRS, etc.*	IFRS 2004 1/1-12/31	2004 10/1-12/31	*Adjust-ment IFRS, etc.*	IFRS 2004 10/1-12/31
Investing activities							
Dividends		1 680	*30*	1 710	16	*1*	17
Change in value	1	7 931	*1 307*	9 238	662	*-1 378*	-716
Operating costs		-393	*-23*	-416	-101	*-6*	-107
Restructuring cost		-75		-75	-		-
Net income – investing activities		9 143	*1 314*	10 457	577	*-1 383*	-806
Operating Investments							
Net sales		707		707	206		206
Cost of goods and services sold	2	-714	*-41*	-755	-224	*-8*	-232
Net income, active portfolio management	3	15	*-15*		5	*-5*	
Operating costs		-29	*23*	-6	-8	*6*	-2
Shares of income of associated companies			*-534*	-534		*-307*	-307
Net income – Operating Investments		-21	*-567*	-588	-21	*-314*	-335
Groupwide operating costs		-36		-36	-11		-11
Cost of long-term incentive programs	4		*-18*	-18		*-5*	-5
Restructuring cost		-25		-25	-		-
Operating income		9 061	*729*	9 790	545	*-1 702*	-1 157
Net financial items	5	-729	*-260*	-989	-98	*-111*	-209
Income after financial items		8 332	*469*	8 801	447	*-1 813*	-1 366
Adjustment due to equity method	6	-1 801	*1 801*		33	*-33*	
Shares of income of associated companies	6	2 435	*-2 435*		1 030	*-1 030*	
Income before tax		8 966	*-165*	8 801	1 510	*-2 876*	-1 366
Tax on net income for the period	7	-1 582	*1 526*	-56	-527	*462*	-65
Minority interest in net income for the period	8	-9	*9*		0		
Net income for the period		7 375	*1 370*	8 745	983	*-2 414*	-1 431
Attributable to:							
Equity holders of the Parent		7 375	*1 361*	8 736	983	*-2 414*	-1 431
Minority interest	8		*9*	9			
Net income for the year		7 375	*1370*	8 745	983	*-2 414*	-1 431

Notes to adjustment items in the income statement

The adjustments to last year's income statement are attributable to the adoption of IFRS and to the introduction of the new business area structure. The new structure has involved the following changes: 3 has affected the income statement through the transfer of shares of income of associated companies, SEK 534 m. (307), from Investing activities to Operating Investments. Active portfolio management has been affected through its transfer from Operating Investments to Investing activities as follows: the net result, SEK-12 m. (-14), was transferred to Dividends in the amount of SEK 30 m. (1) and to Change in value in the amount of SEK -18 m. (13). Operating costs, SEK 23 m. (6), have been transferred to the corresponding item. See also "New business area structure" on page 4.

Note 1. Holdings of shares and participations are valued at fair value in accordance with IFRS. The IFRS adjustment consists of unrealized changes in value totaling SEK 1,325 m. (-1,391).

Note 2. The IFRS adjustment, SEK -41 m. (-8), is attributable to the depreciation of real estate. With the adoption of IFRS, the Group's real estate properties are valued at fair value and depreciation is based on the useful life of the components.

Note 3. Holdings of securities in active portfolio management are valued at fair value in accordance with IFRS. The IFRS adjustment consists of unrealized changes in the value of these holdings totaling SEK -3 m. (9).

Note 4. Employee stock option programs and share programs are reported in accordance with IFRS 2 and the adjustment consists of the accrued cost for the value of the programs on the grant date and provisions for social security costs.

Note 5. The adjustment item refers to unrealized changes in the value of derivatives acquired for the purpose of eliminating currency risks and changing the fixed interest rate in the debt portfolio. It also refers to unrealized value changes in equity swaps held for the purpose of protecting Investor against the effects of employee stock option and share programs when Investor's share price increases.

Note 6. The equity method was previously applied to holdings in associated companies. With the adoption of IFRS, these holdings are instead reported at fair value through profit and loss, with the exception of 3, which is reported under Operating Investments.

Note 7. The adjustment consists of a reversal of the tax expense that arose in the accounting of associated companies in accordance with the equity method (see Note 6) and to deferred tax on certain unrealized changes in value.

Note 8. In accordance with IFRS, deductions are not made for minority interest in net income for the period in the income statement. Instead, income is distributed between the Parent's shareholders and the minority interest and is reported adjacent to the income statement.

Consolidated balance sheet

SEK m.	Note	12/31 2004	*Adjust- ment IFRS*	IFRS 12/31 2004
Assets				
Tangible fixed assets	1	1 789	*860*	2 649
Shares and participations	2	66 525	*36 491*	103 016
Shares in associated companies	3		*992*	992
Receivables included in net debt	4		*837*	837
Receivables	5	5 843	*-91*	5 752
Cash and cash equivalents	6	12 125	*3*	12 128
Total assets		86 282	*39 092*	125 374
Shareholders' equity and liabilities				
Shareholders' equity		54 213	*37 873*	92 086
Pensions and similar commitments		226		226
Other provisions	7	757	*-757*	
Loans	8	27 450	*1 371*	28 821
Other liabilities	9	3 636	*605*	4 241
Total shareholders' equity and liabilities		86 282	*39 092*	125 374

Notes to adjustment items in the balance sheet

Note 1. Buildings and land are reported at fair value in accordance with IFRS. In accordance with previous principles, these items were reported at acquisition value with deduction for depreciation and any impairment.

Note 2. Shares and participations are valued at fair value in accordance with IFRS. In accordance with previous principles, shares and participations were reported at acquisition cost with deduction for any impairment. The effect of the revaluation on the balance sheet has been distributed by business area as follows:

Core Investments	33 295
Private Equity Investments	4 206
Financial Investments	- 1 051
Active Portfolio Management	41
Effect on shares and participations	36 491
Deferred tax liability	-8
Net effect on shareholders' equity	**36 483**

Note 3. Holdings of associated companies in the Operating Investments business area (previously Other Holdings) are reported in accordance with the equity method.

Note 4. Adjusted for derivatives held for the purpose of eliminating currency risks and changing the fixed interest rate in the debt portfolio.

Note 5. Short-term financial instruments on the assets side of the balance sheet are valued at fair value.

In accordance with previous principles, premiums and discounts on loans, investments and associated derivatives were accounted for as prepaid expenses. With the adoption of IFRS, they are reported as part of the value of the underlying instrument.

Note 6. Short-term investments are reported at fair value in accordance with IFRS.

Note 7. "Provisions" has been eliminated as a heading and the item has been transferred in its entirety to long-term liabilities.

Note 8. The value of the debt portfolio has been adjusted as a consequence of the adoption of IFRS. Hedge accounting is used whenever possible. Liabilities that do not qualify for hedge accounting are valued at the amortized cost and all derivatives are valued at fair value.

Note 9. Other liabilities have been affected by the adoption of IFRS by the change of heading for provisions and deferred tax as a consequence of the valuation at fair value, and because premiums and discounts on loans, investments and related derivatives are, after the transition to IFRS, reported as part of the value of the underlying instrument.

Adjustment of shareholders' equity

Shareholders' equity has been adjusted as a result of the adoption of IFRS. The adjustment can be divided into the following components:

Revaluation reserve, tangible fixed assets	619
Revaluation reserve, cash flow hedge	67
Fair value of shares and participations	36 483
Shares in associated companies – Operating Investments	992
Fair value of other financial instruments	1
Prepaid expenses and accrued income	-92
Fair value of short-term investments	3
Adjustment of loans and derivatives at fair value, hedge accounting	-482
Adjusted reported value of employee stock options	25
Fair value of other financial instruments, liabilities	-27
Accrued expenses and prepaid income	174
Reclassification of minority interest from other liabilities to shareholders' equity	110
Net effect on shareholders' equity	37 873

Due to the adoption of IFRS, the effects on shareholders' equity on December 31, 2004 are as follows:

Opening adjustment for IFRS on December 31, 2003 – opening balance	36 347
Change in reserve for cash flow hedging	42
Accounting of employee stock options in accordance with IFRS 2	-59
Currency differences, subsidiaries	-34
Reversal of equity transactions concerning associated companies reported in accordance with the equity method	216
Dividend to minority shareholders	-9
Effect of adjusting net income for the year according to IFRS	1 370
Net effect on shareholders' equity	37 873

Adjustment of cash flow analysis

As a consequence of adopting IFRS, the definition of cash and cash equivalents has been changed to only consist of capital investments with a term not longer than three months. In accordance with previous principles, capital investments with a term up to 12 months were included in cash and cash equivalents. The effect on cash flows on December 31, 2004 is as follows:

SEK m.	2004 1/1-12/31	*Adjust- ment IFRS*	IFRS 2004 1/1-12/31
Cash flows for the period	2 367	*-2 767*	-400
Cash and cash equivalents, opening balance	9 803	*-4 944*	4 859
Exchange difference in cash and cash equivalents	-45		-45
Cash and cash equivalents, closing balance	12 125	*-7 711*	4 414